
Mail Stop 3561

April 2, 2009

<u>Via Fax & U.S. Mail</u>

Ms. Ashley Andersen Zantop
Trudy Corporation, Chief Executive Officer
353 Main Avenue
Norwalk, Connecticut 06851

   **Re:** **Trudy Corporation**
      **Form 10-KSB for the year ended March 31, 2008**
      **File No. 000-16056**

Dear Ms. Andersen Zantop:

  We have reviewed your response letter filed on March 27, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended March 31, 2008

Management's Discussion and Analysis
Results of Operations, page 10

1.  Reference is made to your response to our previous comment 1. Based upon your explanation, please expand your current disclosure to provide a detailed explanation of the exact nature of the information in the table of net sales increases and decreases by sales channel that is being provided to the reader. Your explanation should also describe why the table does not reconcile to net sales per the statement of operations. Please revise.

Balance Sheet, page 19

2.  We note your response to our previous comment 3, whereby you propose to resolve this issue in future filings. However, our comment requested an amendment for your March 31, 2008 Form 10-KSB, as your currently filed form does not contain financial statements for the proper periods and is therefore deficient. As such, we reissue that comment which requested an amendment to provide an audited balance sheet as of March 31, 2007 and revised auditor's report that also covers this period.

Note 1 – Inventories, page 23

3.  With respect to your response to our previous comment 4, your proposed revisions appear to be insufficient to fully address the scope of the disclosure requested in our previous comment. As previously requested, please revise your disclosure to include any critical or sensitive assumptions (that is, how would your estimate of market value or reserve for obsolescence be effected by any change in your underlying assumptions), and provide reasons for material changes in the valuation reserve between periods.

Note 1 – Pre-Publication Costs, page 24

4.  We note your response to our previous comment 5, where you have determined that the suggested table showing the activity within your pre-publication costs is not necessary. Based upon this response, we assume you have reached this conclusion because the activity within this account is not material when additions are considered separately from reductions in the account balance, instead of just considering the net change in the balance. Please confirm that our understanding is correct, or provide a more detailed explanation for your conclusion that a roll-forward table is not necessary.

Note 2 – Acquisition – Music for Little People, page 27

5.  Reference is made to our previous comment 6 and your response thereto. For SEC reporting purposes, the determination of what constitutes a business is made reference to the definition of a business in Regulation S-X, Article 11-01(d) and the detailed facts and circumstances of the transaction. It is possible for acquired

assets to represent a business for reporting purposes, but not for accounting purposes.  In addition, a lesser component may be considered a business even if the seller retains a majority of its business.  As such, one of the most significant criteria in determining the acquisition of a business for reporting purposes is whether the revenue producing activities of the acquired component remain generally the same subsequent to the acquisition.  Based upon the information in your subsequent filings, your post-acquisition financial results show an immediate and significant increase due to the sales attributed to Music for Little People ("MFLP"), which amounted to over $1 million in the first nine months subsequent to the acquisition.   In addition, you also anticipated a contribution to revenues from these acquired assets at the date of acquisition, as provided in the Asset Purchase Agreement (Exhibit A) and in your response to comment 7.   As such, it clearly appears that the revenue producing activities of this MFLP component stayed substantially the same after the acquisition.  Furthermore, other factors such as maintaining the MFLP outsourced fulfillment center in Missouri so as to not disrupt the continuity of sales, fulfillment and customer service and adding employees to these operating activities provide sufficient evidence that a business has been acquired for reporting purposes.   Based on these facts, we believe that your acquisition of this MFLP component was the acquisition of a business and you should therefore furnish the required financial statements under Rule 8-04(b) of Regulation S-X.

6. We do not concur with your response to our previous comment 7.  In determining the significance level of an acquisition, in accordance with the income test from Rule 8-04(b)(3) of Regulation S-X, you must compare the most recent pre-acquisition audited financial statements of the acquired business to your consolidated financial statements as of the most recently completed audited fiscal year.  Based upon the acquisition date of March 7, 2008, you must use your audited financial statements for the year ended March 31, 2007 in determining the significance level of this acquisition.  Please note you may only use the next fiscal year's audited financial statements (in this case, the year ended March 31, 2008) when the Form 10-K containing those financial statements is filed as of the date for which financial statements were required to be filed for the acquired business under Item 9.01 of Form 8-K.  However, we note that your Form 10-K for the fiscal year ended March 31, 2008 was not filed by May 21, 2008 (i.e. within 75 days of the March 7, 2008 acquisition), therefore you were required to use the prior year's (March 31, 2007) financial information in determining significance for this acquisition.  As such, your attention is directed to our previous comment 7, where we have provided a guide for the income levels at which one or two years of financial statements of MFLP would be required.  Please advise and provide us with a detailed calculation in the event you believe that this MFLP acquisition did not meet the significance level to require financial statements.

7. As you reported a net loss of only $16,771 for the fiscal year ended March 2007, it appears highly likely that the significance level was met, and full audited financial statements of MFLP will be required. However, you have stated that this was a single component in a larger business, most of which you did not acquire as part of the transaction, and that the seller did not have a breakout of the operations purchased. This does not exempt you from the requirement to provide audited financial statements. In a case where less than substantially all of an entity is acquired, audited financial statements should be presented for only the acquired component business. If full audited financial statements are not available for the component business or it is impracticable to prepare them in accordance with Regulation S-X, the staff will accept "carve-out" audited financial statements that comply with the guidance in SAB Topic 1B.1 when the acquired business represents a discrete activity of the selling entity and explanation of the impracticability to provide full financial statements and the basis for your presentation of "carve-out" financial statements is included in the filing. The substitution of other audited statements of assets acquired and liabilities assumed and statements of revenues and direct expenses in lieu of full audited financial statements or "carve-out" audited financial statements require written request directly to our Division of Corporation Finance Chief Accountant's Office (CF-OCA) prior to filing those abbreviated form of financial statements. As cited previously in comment 7, please note that an amended Form 8-K would also require pro forma financial statements. Please advise and revise, as appropriate.

Item 8(a). Controls and Procedures
(a) Disclosure Controls and Procedures, page 33

8. We note from your response to our previous comments 11 and 13 that your management continues to conclude that disclosure controls and procedures, and internal controls over financial reporting, were both effective as of the end of the fiscal year despite the identification of material weaknesses. Pursuant to SEC Release No. 33-8810, available on our website at http://www.sec.gov/rules/interp/2007/33-8810.pdf, management may not conclude that it has assessed internal controls over financial reporting, or disclosure controls and procedures, as effective when material weaknesses have been identified. Please revise your conclusion accordingly.

Form 10-Q for the period ended December 31, 2008

Note 2. Summary of Significant Accounting Policies
Revenue, page 9

9. Please revise your disclosure to refer to Staff Accounting Bulletin No. 104, as this is the staff's most recently issued guidance on revenue recognition.

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You may contact Kristin Shifflett at (202) 551-3381 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3211 with any other questions.


Sincerely,


David R. Humphrey
Branch Chief